

NEWS *FROM*

Petroleum Development Corporation

FOR IMMEDIATE RELEASE: April 23, 2007
CONTACT: Steven R. Williams (304) 842-3597   http://www.petd.com

Petroleum Development Corporation Reaffirms its January Earnings Guidance

Bridgeport, West Virginia: Petroleum Development Corporation (NASDAQ GSM:PETD) today reaffirms its 2006 earnings guidance previously provided on January 22, 2007, and updated below:

2006 Results (estimated and unaudited)		
(in millions, except per Mcfe data)	**January 22, 2007**	**Current**
Revenues	$273	$287[1]
Expenses		
DD&A ($/Mcfe)	$1.89	$1.88
G&A ($/Mcfe)	$1.03	$1.02
Gain on Sales of Leasehold	$328	$328
Income from Operations	$373	$384[1]
Net Income	$239	$239

(1)   *The change from the January guidance is primarily attributable to the reclassification of oil and gas price risk management gain from non-operating income to a component of revenues.*

In the course of analyzing significant financial statement accounts in preparation of the annual financial statements for the year ended December 31, 2006, the Company's accounting staff identified a number of financial statement accounts which required further analysis and reconciliation. The Company has completed that process and has identified no material misstatements to previously reported financial statements. The Company's external auditors are now in the process of completing their audit, and the Company expects to file its 2006 Annual Report on Form 10-K prior to its NASDAQ hearing on May 10, 2007.

About Petroleum Development Corporation

Petroleum Development Corporation (www.petd.com) is an independent energy company engaged in the development, production and marketing of natural gas and oil. The Company operations are focused in the Rocky Mountains with additional operations in the Appalachian Basin and Michigan. During the third quarter of 2004, the Company was added to the S&P SmallCap 600 Index. Additionally, PDC was added to the Russell 3000 Index of companies in 2003.

Certain matters discussed within this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although PDC believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, drilling results, regulatory changes, changes in federal or state tax policy, changes in local or national economic conditions and other risks detailed from time to time in the Company's reports filed with the SEC, including quarterly reports on Form 10-Q, reports on Form 8-K and annual reports on Form 10-K.

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103 East Main Street • P. O. Box 26 • Bridgeport, West Virginia • Phone: (304) 842-3597